AMENDMENT TO TRANSFER AGENCY AGREEMENT

     This Amendment shall be effective as of December 2, 2004, and amends the Transfer Agency Agreement (the "Agreement") between SEI Investments Fund Management ("SEI") and CNI Charter Funds (the "Trust") and its series ("Portfolios") dated April 1, 1999. In the event of a conflict between the terms of this Amendment and the Agreement, the terms of this Amendment shall govern. Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect. Any undefined capitalized terms herein shall have the same meaning as those attributed to them in the Agreement. This Amendment may be executed in counterparts.

     1. The first sentence of Article 6 of the Agreement is deleted and replaced in its entirety by the following sentence: "This Agreement shall remain in effect until March 31, 2008 and shall renew for successive one year terms so long as such continuance is specifically approved by the vote of a majority of the Trustees of the Trust."

     2. SEI agrees to waive its fees under the Agreement, as detailed in Schedule B to the Agreement, through March 31, 2008 so long as SEI's affiliate, SEI Investments Global Funds Services, continues to serve as the administrator for the Trust and its Portfolios.

               a. This undertaking shall not affect the Trust's obligation to pay for out-of-pocket expenses incurred by the Trust on behalf of its Portfolios.

               b. Notwithstanding SEI's undertaking to waive its fees, if the Trust establishes new portfolios or modifies existing Portfolios such that they require services that necessitate SEI's delegation of any or all of its obligations to a sub-transfer agent, the Trust shall be responsible for the costs of the services provided by such sub-transfer agent.

     3.   A new Article 14 is hereby added to the Agreement:

          "ARTICLE 14. FORCE MAJEURE. SEI may not be responsible or liable for any failure or delay in performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control including, without limitation, acts of civil or military authority, national emergencies, labor difficulties, fire, mechanical breakdowns, flood or catastrophe, acts of God, insurrection, war, riots or failure of the mails or any transportation medium, communication system or power supply."


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     4.   A new Article 15 is hereby added to the Agreement:

          "Article 15. TAXES. SEI may not be liable for any taxes, assessments or governmental charges that may be levied or assessed on any basis whatsoever in connection with the Funds or any shareholder or any purchase of Fund shares, excluding taxes assessed against SEI for compensation received by it under this Agreement."

IN WITNESS WHEREOF this Amendment has now been entered into the day and year first above WRITTEN.


CNI CHARTER FUNDS


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By:
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Title:




SEI INVESTMENTS FUND MANAGEMENT


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